UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

OMNI BIO PHARMACEUTICAL, INC.
(formerly Across America Financial Services, Inc.)
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.001 per share
(Title of Class of Securities)
00501N103
(CUSIP Number)
Joseph Zimlich, 262 East Mountain Avenue, Fort Collins, Colorado 80524
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
N/A
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	322476101

1	NAMES OF REPORTING PERSONS BOCO Investment, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Colorado

	7	SOLE VOTING POWER

NUMBER OF		3,037,168

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		—

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,037,168

WITH	10	SHARED DISPOSITIVE POWER

—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,356,275

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.99%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO — Limited Liability Company

CUSIP No.	322476101

1	NAMES OF REPORTING PERSONS WestMountain Prime, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Colorado

	7	SOLE VOTING POWER

NUMBER OF		612,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,707,107

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		612,000

WITH	10	SHARED DISPOSITIVE POWER

		1,707,107

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,356,275

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	19.99%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO — Limited Liability Company

CUSIP No.	322476101

1	NAMES OF REPORTING PERSONS Pat Stryker Living Trust, dated October 14, 1976

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Colorado

	7	SOLE VOTING POWER

NUMBER OF		3,649,168

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,707,107

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,649,168

WITH	10	SHARED DISPOSITIVE POWER

		1,707,107

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,356,275

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	19.99%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO — Trust

CUSIP No.	322476101

1	NAMES OF REPORTING PERSONS Pat Stryker

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Colorado

	7	SOLE VOTING POWER

NUMBER OF		3,649,168

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,707,107

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,649,168

WITH	10	SHARED DISPOSITIVE POWER

		1,707,107

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,356,275

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	19.99%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

This Amendment No. 1 (this “Amendment”) to Schedule 13D is being filed to update ownership disclosure and percentage of ownership.
The percentage calculations in the foregoing cover pages and as set forth below are based on the total outstanding common stock of the Issuer, 26,794,771 shares, as reported in the Quarterly Report on Form 10-Q of Omni Bio Pharmaceutical, Inc. for the quarter ended September 30, 2009.
Item 1. Security and Issuer.

Title and Class of Equity Securities:	Common Stock, par value $.001 per share of Omni Bio Pharmaceutical, Inc., a Colorado corporation (the “Company”)

Address of Issuer:	5340 South Roslyn, Suite 400
Greenwood Village, Colorado 80111
Item 2. Identity and Background.
The persons filing this statement (collectively, the “Reporting Persons”) are:
(a) BOCO Investments, LLC, a Colorado limited liability company (“BOCO”);
(b) WestMountain Prime, LLC, a Colorado limited liability company (“WMP”)
(c) Pat Stryker Living Trust, dated October 14, 1976, as amended; and
(d) Pat Stryker, a Colorado resident.
BOCO and WMP are Colorado limited liability companies. The principal business of BOCO and WMP is to purchase, hold and sell securities for investment purposes. The controlling member of BOCO and WMP is the Pat Stryker Living Trust, dated October 14, 1976, as amended. The principal purpose of the Pat Stryker Living Trust is to hold securities and other assets for estate planning purposes. The trustee of the Pat Stryker Living Trust is Pat Stryker.
The business address of each of the Reporting Persons is 262 East Mountain Ave., Fort Collins, Colorado 80524.
During the last five years, none of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making any of them subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
This Amendment is being jointly filed pursuant to Rule 13d-1(k) promulgated pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, by the parties listed above.
Item 3. Source and Amount of Funds or Other Consideration.

On October 16, 2008, the Company borrowed $132,000 from WMP and issued WMP a convertible promissory note evidencing the debt. On April 1, 2009, WMP was issued 612,000 shares of Company common stock in connection with conversion of the entire principal amount of the note plus unpaid interest at $0.22 per share pursuant to the conversion terms contained in the note.
On March 31, 2009, pursuant to a Subscription Agreement with the Company, BOCO Investments, LLC (“BOCO”) purchased 1,450,000 shares of Common Stock of the Company for cash at a price of $1.00 per share. BOCO also received 725,000 warrants, 2,900,000 warrants, and 1,450,000 warrants to purchase common stock at a price of $.25, $.50, and $1.00 per share, respectively. Also, on March 31, 2009, BOCO purchased 250,000 common shares at $.20 per share in a private transaction from a shareholder of the Company. On November 6, 2008, BOCO received 100,000 warrants at an exercise price of $.50 per share in connection with a loan to the Company.
Item 4. Purpose of the Transaction.
The Reporting Persons hold the shares of Company Common Stock for investment. The Reporting Persons may, from time to time, acquire more shares of Company Common Stock pursuant to the exercise of the warrants they hold as described in Item 3 above. In addition, the Reporting Persons may sell shares of Company Common Stock from time to time as they deem advisable and depending on market conditions. Except as set above, the Reporting Persons do not have any present plans or intentions which would result in or relate to any of the matters set forth in subparagraphs (b) through (j) of the instructions to Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
As of September 30, 2009, based upon information provided by the Company, there were 25,266,020 shares of Common Stock outstanding. In connection with the transactions described in Item 3, the Reporting Persons interest in the Common Stock of the Company is as follows:
(a)	BOCO owns 1,800,000 common shares. BOCO also owns common stock purchase warrants for 5,175,000 shares of common stock. However, a portion of such warrants are not included in BOCO’s beneficial ownership due to a provision in the warrants which prohibits exercise of the warrants if the warrant shares issued would increase the beneficial ownership of BOCO Investments, LLC above 19.99%. As noted in subparagraph (d) below, the Reporting Persons beneficially own 19.99% of the Company’s outstanding common stock, although the Reporting Persons disclaim beneficial ownership of 1,707,107 shares as discussed in subparagraph (c) below.

(b)	WMP directly owns 612,000 shares of Company Common Stock, or 2.4% of the issued and outstanding shares of Common Stock of the Company.

(c)	WMP owns approximately 49.6% of WestMountain Blue, LLC, a private Colorado limited liability company, which in turn owns 90% of WestMountain Asset Management, Inc., a publicly reporting company under the Securities Exchange Act of 1934. West Mountain Asset Management, Inc. owns 537,857 shares of Company Common Stock and warrants to purchase 1,169,250 shares of Company Common Stock. While the Reporting Persons may be deemed to beneficially own some or all of the shares of Company Common Stock owned by West Mountain Asset Management, the Reporting Persons disclaim beneficial ownership in any such shares.

(d)	The controlling member of BOCO and WMP is the Pat Stryker Living Trust, dated October 14, 1976, as amended. Thus, the Reporting Persons beneficially own 2,949,857 shares of Company Common Stock and 2,406,418 shares which underlie options and warrants that are currently exercisable, representing total beneficial ownership of 19.99% of the Company’s outstanding common stock; however, as noted in (c) above, the Reporting Persons disclaims beneficial ownership as to the shares and warrants held by WestMountain Asset Management, Inc. In addition, the foregoing does not include warrants to purchase 3,937,832 shares of Company Common Stock held by BOCO because of a provision in such warrants which prohibit exercise of the warrants if the exercise would increase the beneficial ownership of BOCO Investments, LLC above 19.99%.
Item 6. Contracts, Arrangements or Relationships with Respect to the Securities of the Issuer.
None.
Item 7. Exhibits
The following exhibits are included with this Amendment and are incorporated by reference as indicated:
Exhibit 99.1      Joint Filing Agreement dated November 25, 2009.
Signatures:
After reasonable Inquiry, and to the best of my knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

BOCO INVESTMENTS, LLC
By:	Bohemian Asset Management, Inc. its Manager

/s/ Joseph C. Zimlich
Joseph C. Zimlich, President

WESTMOUNTAIN PRIME, LLC
By:	BOCO Investments, LLC, its Sole Member

/s/ Joseph C. Zimlich
Joseph C. Zimlich, President

PAT STRYKER LIVING TRUST
/s/ Pat Stryker
Pat Stryker, Trustee

/s/ Pat Stryker
Pat Stryker, Individually